                                     FORM 3

                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP

1.   Name of Reporting Person:          Kevin Gillespie

  Address of Reporting Person:       3021 Citrus Circle, #150
                                     Walnut Creek, CA 94598

2.   Date of Event Requiring Statement  3/9/99

3.   Social Security # (Voluntary):

4.   Issuer Name and Trading Symbol:    Finet Holdings Corporation: FNHC

5.   Relationship of Reporting Person:  Officer
                                        Title:  Executive Vice President-Sales &
  Marketing

6.   If Amendment, Date of Original:

7.   Reporting By:                      One Reporting Person


     Table I Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------
----------
   1            2            3         4
--------  ------------   ---------  ---------
 Title       Amount      Ownership  Nature of
  of      Beneficially    Form      Indirect
Security    Owned          D/I      Ownership
--------  ------------   ---------  ---------

</table

             Table II Derivative Securities (D/S) Beneficially Owned
--------------------------------------------------------------------------------
---------------------
   1              2                   3              4        5         6
------  ---------------------  -----------------  --------  ------  ---------
 Title       Date         Date       Title/Number         Exercise     Owner
Type of
  of      Exercisable    Expires       Underlying          Price       ship
(I)
  D/S       M/D/Y         M/D/Y        Securities          of D/S       D/I
Ownership
------    -----------    --------    ------  ---------    --------    ------  --
-------
Employee Stock Option (right          Common
to buy)    3/5/99        <1>          Stock   350,000      $ 1.97       D

<1>
70,000 shares vested upon grant; remainder vests in 4 equal annual installments beginning 3/5/00.

/s/  Kevin Gillespie                   3/19/99
     -----------------------------   ---------
     Signature of reporting person   Date